Filed by Unilever N.V.

This communication is filed pursuant to Rule 425 under the United States Securities Act of 1933

Subject Company: Unilever N.V.

Commission File Number: 001-04547

Date: September 11, 2018

The following is the transcript of a video shown to Unilever employees on September 11, 2018:

0001 00:00:00:03 00:00:02:21

Hello, everyone. On October 25 and 26,

0002 00:00:02:23 00:00:05:19

there will be two Extraordinary

General Meetings of shareholders

0003 00:00:05:21 00:00:08:04

in the Netherlands

and in the UK respectively

0004 00:00:08:06 00:00:11:20

to discuss the board’s proposal

to simplify the Unilever structure.

0005 00:00:11:24 00:00:15:15

I’m joined now by Paul Polman -

thank you for joining me - to discuss this

0006 00:00:15:17 00:00:19:21

and just to get your views about what is it

that shareholders are going to be voting on

0007 00:00:19:23 00:00:21:03

and why is it important?

0008 00:00:21:07 00:00:24:01

The first thing I want to do

is say what it is not.

0009 00:00:24:03 00:00:28:24

For 99.9% of the people in our organisation,

nothing will change.

0010 00:00:29:03 00:00:31:17

If you work today in India,

if you work in the United States,

0011 00:00:31:19 00:00:34:05

if you work in any country in Africa

or in the Far East,

0012 00:00:34:09 00:00:36:11

you are business as usual.

0013 00:00:36:13 00:00:39:21

Our Divisions are already

where they should be:

0014 00:00:39:23 00:00:44:01

Foods & Refreshment in the Netherlands,

the other two Divisions here in the UK.

0015 00:00:44:03 00:00:46:06

No changes in any of this.

0016 00:00:46:10 00:00:49:12

However, in order for us

to be successful longer-term

0017 00:00:49:14 00:00:51:03

in this fast-changing environment,

0018 00:00:51:07 00:00:55:20

we want to be sure that

the company is run efficiently

0019 00:00:55:22 00:01:01:01

and has the flexibility to continue

to participate in the M&A activity

0020 00:01:01:03 00:01:04:02

to keep our portfolio fresh.

0021 00:01:04:06 00:01:07:13

The unification is the way to achieve that.

0022 00:01:07:15 00:01:10:19

Moving to one corporate structure

instead of the two

0023 00:01:10:21 00:01:14:13

makes it simpler, faster

and more cost-efficient.

0024 00:01:15:01 00:01:19:00

And it allows us

to participate in major acquisitions,

0025 00:01:19:02 00:01:22:23

were they to come along in the future,

especially US-based acquisitions.

0026 00:01:23:02 00:01:26:17

What do we need to do to get this proposal

approved by shareholders?

0027 00:01:26:21 00:01:31:20

Well, for the shareholders, we need

50% of the Dutch shareholders to agree

0028 00:01:31:22 00:01:35:02

and 75% of the UK shareholders to agree.

0029 00:01:35:04 00:01:37:17

And in order to agree

to the simplified structure,

0030 00:01:37:19 00:01:39:19

the shareholders, one,

want to be convinced

0031 00:01:39:21 00:01:41:09

that the company keeps performing.

0032 00:01:41:11 00:01:43:15

We’ve had a 300% shareholder return

0033 00:01:43:17 00:01:47:02

and we’re telling them that this new

structure makes the company even better,

0034 00:01:47:04 00:01:49:16

more agile, more efficient. Check.

0035 00:01:49:18 00:01:51:24

They also want to know

that it’s better governance.

0036 00:01:52:01 00:01:53:19

Right now we have the complexities

0037 00:01:53:21 00:01:56:18

of the Dutch governance

and the UK governance.

0038 00:01:56:20 00:02:00:24

Under the new structure,

simplified higher standards of governance.

0039 00:02:01:01 00:02:03:11

Then they also want to know obviously,

0040 00:02:03:13 00:02:09:12

if the UK shareholder becomes all of

a sudden a shareholder of a Dutch entity,

0041 00:02:09:14 00:02:11:21

that there are no negative tax effects.

0042 00:02:12:00 00:02:15:09

You’re never going to vote for something

that costs you more tax.

0043 00:02:15:13 00:02:19:04

So, Paul, why have we decided

to simplify in the Netherlands

0044 00:02:19:06 00:02:21:15

and become

a Dutch incorporated company?

0045 00:02:21:19 00:02:24:05

So, all these things have been put in place.

0046 00:02:24:07 00:02:26:24

We’ve decided to become

a Dutch legal entity.

0047 00:02:27:01 00:02:28:09

Why Dutch in the end?

0048 00:02:28:11 00:02:33:14

55% of our shares are being traded there,

20% more than here in the UK,

0049 00:02:33:16 00:02:37:16

more liquidity, and we think

better optionality in the future.

0050 00:02:38:11 00:02:42:06

The shareholder will not only want to see

the best corporate governance standards,

0051 00:02:42:08 00:02:43:22

the lowest tax standards,

0052 00:02:43:24 00:02:46:03

but they also want to get reassurance,

as I said,

0053 00:02:46:05 00:02:49:03

that the company keeps performing

now and for years to come.

0054 00:02:49:07 00:02:51:22

Are there any changes

for UK shareholders?

0055 00:02:52:01 00:02:54:05

If you are a UK shareholder right now

0056 00:02:54:07 00:02:59:07

and are fortunate enough to have a share

of Unilever or more shares of Unilever,

0057 00:02:59:09 00:03:02:11

you will continue to be able to hold those.

0058 00:03:02:13 00:03:04:17

There’s no cost in the transition.

0059 00:03:04:19 00:03:07:15

You will get them in pounds

if you’d like them in pounds,

0060 00:03:07:17 00:03:11:24

and you will benefit now from

the future growth of the total company.

0061 00:03:12:01 00:03:14:15

So, frankly, no change on your side.

0062 00:03:14:19 00:03:20:13

There is a small group of shareholders

that can only invest in the UK FTSE Index.

0063 00:03:20:15 00:03:25:19

Behind this move, the shares will be traded

in the US, in the UK and in the Netherlands.

0064 00:03:26:13 00:03:29:17

But in the UK

it will not be in this FTSE Index.

0065 00:03:29:19 00:03:33:09

So if you’re a big investor

that can only invest in the FTSE Index,

0066 00:03:33:11 00:03:34:19

you’re not going to be happy,

0067 00:03:34:21 00:03:37:23

because you like Unilever,

you want to have it in your portfolio.

0068 00:03:38:00 00:03:41:11

Because of the restrictions

of your own remit, you cannot invest.

0069 00:03:41:13 00:03:45:01

So these investors are making

a little bit of noise, and rightfully so.

0070 00:03:45:03 00:03:48:02

What we are saying to them is,

if it’s that important to you,

0071 00:03:48:06 00:03:51:04

change a little bit your remit,

be a little bit more flexible,

0072 00:03:51:06 00:03:54:23

and you can certainly invest in our shares

still which are traded in the UK.

0073 00:03:55:02 00:03:57:23

So, Paul, can employees vote

and should we vote?

0074 00:03:58:02 00:04:02:12

Well, I would strongly encourage

the employees to vote.

0075 00:04:02:14 00:04:05:15

Everybody who is a shareholder

has a right to vote.

0076 00:04:05:17 00:04:08:24

You’ll get the information sent to you.

It’s very simple.

0077 00:04:09:01 00:04:11:22

You can see that we recommend you

to vote in favour

0078 00:04:11:24 00:04:15:05

if you care about this company

and want us to be successful in the future,

0079 00:04:15:07 00:04:17:24

and it is important for all of us

that we vote.

0080 00:04:18:03 00:04:23:00

We need to be sure that we defend

what is good for all of us as employees,

0081 00:04:23:02 00:04:25:11

which is the long-term interest

of this company.

0082 00:04:25:13 00:04:28:00

So I strongly would suggest to everybody

0083 00:04:28:02 00:04:32:10

to vote in favour of this proposal

that we’re sending out soon.

0084 00:04:32:14 00:04:34:12

Thank you, Paul. That was very helpful.

0085 00:04:34:14 00:04:37:03

For anyone who wants

to know more about this,

0086 00:04:37:05 00:04:38:13

please go to unilever.com

0087 00:04:38:15 00:04:42:23

There will be a dedicated page there with

all the information on the board’s proposal.

0088 00:04:43:00 00:04:46:00

You will find all the answers there

to any questions you have.

0089 00:04:46:02 00:04:48:16

Thank you very much, Paul, once again.

- Thank you.

Safe Harbour

Where relevant, these actions are subject to the appropriate consultations and approvals.

This document may contain forward-looking statements, including ‘forward-looking statements’ within the meaning of the United States Private Securities Litigation Reform Act of 1995. Words such as ‘will’, ‘aims’, ‘expects’, anticipates’, ‘intends’, ‘seeks’, ‘looks’, ‘believes’, ‘vision’, or the negative of these terms and other similar expressions of future performance or results and their negatives, are intended to identify such forward-looking statements. These forward-looking statements are based upon current expectations and assumptions regarding anticipated developments and other factors affecting the Unilever Group (the “Group” or “Unilever”). They are not historical facts, nor are they guarantees of future performance.

Because these forward-looking statements involve risks and uncertainties, there are important factors that could cause actual results to differ materially from those expressed or implied by these forward-looking statements. Among other risks and uncertainties, the material or principal factors which could cause actual results to differ materially are: Unilever’s global brands not meeting consumer preferences; Unilever’s ability to innovate and remain competitive; Unilever’s investment choices in its portfolio management; inability to find sustainable solutions to support long-term growth; customer relationships; the recruitment and retention of talented employees; disruptions in our supply chain; the cost of raw materials and commodities; the production of safe and high quality products; secure and reliable IT infrastructure; successful execution of acquisitions, divestitures and business transformation projects; economic and political risks and natural disasters; the effect of climate change on Unilever’s business; financial risks; failure to meet high and ethical standards; and managing regulatory, tax and legal matters. These forward-looking statements speak only as of the date of this document. Except as required by any applicable law or regulation, the Group expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Group’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based. Further details of potential risks and uncertainties affecting the Group are described in the prospectus published today by New Unilever NV and the Group’s filings with the London Stock Exchange, the Dutch Authority for the Financial Markets (Stichting Autoriteit Financiële Markten) and the US Securities and Exchange Commission, including in the Annual Report on Form 20-F 2017 and the Unilever Annual Report and Accounts 2017.

Important Information

This document is for informational purposes only and does not constitute or form part of an offer to sell or the solicitation of an offer to buy or subscribe to any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. It is not an advertisement and not a prospectus for the purposes of Directive 2003/71/EC, as amended.  This document is not an offer of securities for sale into the United States. No offering of securities shall be made in the United States except pursuant to registration under the US Securities Act of 1933 (the “Securities Act”), or an exemption therefrom.

Any purchase of securities of New Unilever NV should only be made on the basis of information contained in the prospectus issued in connection with the proposed admission of New Unilever NV’s ordinary shares to (i) listing and trading on Euronext in Amsterdam (ii) the Official List of the United Kingdom Listing Authority and (iii) trading on the Main Market of the London Stock Exchange (the “EU Prospectus”), and approved by the Dutch Authority for the Financial Markets (Stichting Autoriteit Financiële Markten) and passported to the United Kingdom, and any supplement or amendment thereto. The EU Prospectus contains detailed information about Unilever and its management, as well as financial statements and other financial data. It may be unlawful to distribute the EU Prospectus in certain jurisdictions.

In connection with the reorganisation of Unilever PLC and Unilever NV and their respective group companies (“Simplification”) under a new holding company, New Unilever NV, New Unilever NV has also filed a prospectus with the Securities Exchange Commission in the United States (the “US Prospectus”) with respect to the legal merger of one of its subsidiaries with Unilever NV (the “Dutch Merger”) and Simplification. The US Prospectus is incorporated in the EU Prospectus by reference. The US Prospectus will be delivered to shareholders of Unilever NV with a registered address in the United States and holders of Unilever NV New York registry shares.

New Unilever NV also expects to issue ordinary shares to security holders of Unilever PLC pursuant to a UK scheme of arrangement (the “UK Scheme”) in reliance upon the exemption from the registration requirements of the US Securities Act provided by section 3(a)(10) for which it will not file a registration statement. Unilever PLC has sent or otherwise disseminated a scheme circular (the “Scheme Document”) and other relevant documents with respect to the UK Scheme and Simplification to security holders of Unilever PLC.

The release, publication or distribution of this document in certain jurisdictions may be restricted by law and therefore persons in such jurisdictions into which this document is released, published or distributed should inform themselves about and observe such restrictions.

SHAREHOLDERS AND SECURITY HOLDERS OF UNILEVER NV ARE URGED TO READ THE EU PROSPECTUS AND THE US PROSPECTUS REGARDING THE DUTCH MERGER AND SIMPLIFICATION AND OTHER RELEVANT DOCUMENTS CAREFULLY AND IN THEIR ENTIRETY, INCLUDING THE EXHIBITS THERETO AND ANY DOCUMENTS INCORPORATED BY REFERENCE INTO THE EU PROSPECTUS OR THE US PROSPECTUS AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THESE DOCUMENTS CONTAIN IMPORTANT INFORMATION ABOUT UNILEVER, THE DUTCH MERGER AND SIMPLIFICATION.

SHAREHOLDERS AND SECURITY HOLDERS OF UNILEVER PLC ARE ADVISED TO READ THE SCHEME DOCUMENT, THE EU PROSPECTUS AND OTHER RELEVANT DOCUMENTS REGARDING THE UK SCHEME AND THE SIMPLIFICATION CAREFULLY AND IN THEIR ENTIRETY, INCLUDING ANY DOCUMENTS INCORPORATED BY REFERENCE INTO THE EU PROSPECTUS AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THESE DOCUMENTS CONTAIN IMPORTANT INFORMATION ABOUT UNILEVER, THE UK SCHEME AND SIMPLIFICATION.

Shareholders and security holders can obtain free copies of the US Prospectus, as well as other filings containing information about New Unilever NV, Unilever PLC and Unilever NV, without charge, at the SEC’s website at www.sec.gov. Shareholders and security holders may obtain the EU Prospectus, the US Prospectus and the Scheme Document, without charge, from Unilever’s website at www.unilever.com/simplification. Shareholders and security holders may also obtain the EU Prospectus, US Prospectus and Scheme Document, without charge, at the offices of Unilever NV (Weena 455, Rotterdam) or may obtain the Scheme Document or EU Prospectus by contacting Computershare on the Shareholder Helpline on 0370 600 3977 if calling from the UK or +44 370 600 3977 if calling from outside the UK. The helpline is open between 8.30 a.m. and 5.30 p.m., Monday to Friday (excluding public holidays in England and Wales).